SECl 18006533)N

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Securities and Exchange
JUN 15 2018
RECEIVED

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-25572

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 01/01/17 and ending 12/31/17

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PWMCO, LLC

Official Use Only

Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
1 South Wacker Drive, Suite 2920
(No. and Street)

Chicago (City) IL (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Benjamin Wilson (312) 341-9727
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 Lincolnway Lane, Suite 214A
(No. and Street)

Frankfort (City) Illinois (State) 60423 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Benjamin Wilson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PWMCO, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Official Seal
Richard P Rovetto
Notary Public State of Illinois
My Commission Expires 04/12/2020

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PWMCO, LLC

CONTENTS

DeMarco
Sciaccotta
Wilkens &
Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
PWMCO, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of PWMCO, LLC, (the "Company") as of December 31, 2017, and the related statements of income, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of PWMCO, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as PWMCO, LLC's auditor since 1985.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
February 13, 2018

Phone:708.489.1680 Fax:847.750.0490 I **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423
330 East Northwest Highway, 2nd Floor I Mount Prospect, IL 60056
3809 Belmont Boulevard I Sarasota, FL 34232

PWMCO, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS

Cash and cash equivalents	$ 1,301,955
Receivables from broker/dealers and clearing organizations	10,177
Furniture and equipment, at cost (net of $124,125 accumulated depreciation)	2,351
Other assets	17,830
TOTAL ASSETS	$ 1,332,313

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES	
Accounts payable and accrued expenses	$ 18,328
Member's Capital	$ 1,313,985
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 1,332,313

The accompanying notes are an integral part of these financial statements.

PWMCO, LLC

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2017

REVENUE	
Investment advisory fees	$ 2,409,223
Other income	3,295
Total Revenue	**$ 2,412,518**
EXPENSES	
Compensation and related benefits	$ 489,359
Commissions and clearing expenses	23,417
Sub-advisory fees	433,614
Communications	33,589
Occupancy	88,922
Other expenses	218,646
Total Expenses	**$ 1,287,547**
NET INCOME	**$ 1,124,971**

The accompanying notes are an integral part of these financial statements.

PWMCO, LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL

YEAR ENDED DECEMBER 31, 2017

Balance-Beginning of Year	**$ 789,014**
Net Income	**1,124,971**
Distributions	**(600,000)**
BALANCE-END OF YEAR	**$ 1,313,985**

The accompanying notes are an integral part of these financial statements.

PWMCO, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2017

Cash Flows from Operating Activities	
Net Income	$ 1,124,971
Adjustments:	
Depreciation	2,662
Decrease in receivable from broker/dealers	9,486
Decrease in other assets	3,894
Increase in accounts payable	2,850
Net Cash Flow Provided by Operating Activities	$ 1,143,863
Cash Flows from Financing Activities	
Distributions	$ (600,000)
Net Increase in Cash	$ 543,863
Cash and Cash Equivalents Balance at December 31, 2016	$ 758,092
Cash and Cash Equivalents Balance at December 31, 2017	$ 1,301,955

The accompanying notes are an integral part of these financial statements.

PWMCO, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2017

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - PWMCO, LLC (the "Company"), a limited liability company, which is wholly owned by Mac-Per-Wolf Company, was organized in the state of Delaware on January 15, 2003. The Company is registered as a broker/dealer and an investment advisor with the Securities and Exchange Commission and is also a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is providing investment advisory services.

Basis of Presentation - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Recognition of Revenue – Income from investment advisory fees are generally billed and collected at the beginning of each calendar quarter and recognized over the quarterly period.

Concentrations of Credit Risk - The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at two financial institutions and the balance at times may exceed the federally insured limit. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES – *(Continued)*

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation - Depreciation of furniture and equipment is computed using the straight line method over 5 and 7 year periods.

NOTE 2 - INCOME TAXES

As a single member limited liability company, the Company is not recognized for federal and state income tax purposes as a taxable entity. Therefore, income taxes are the responsibility of the individual member of the Company.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company's member is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2015.

NOTE 3 - LEASE COMMITMENT

The Company leases its office space under an operating agreement that expires July 2019. The minimum annual rent under this operating lease, exclusive of additional payments that may be required for certain increases in operating and maintenance costs, are as follows:

Year Ended December 31,	Total
2018	$ 53,603
2019	32,005
Total	$ 85,608

NOTE 3 - LEASE COMMITMENT - *(Continued)*

The total expense for the year ended December 31, 2017 relating to this office lease was $88,922.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of FINRA, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires that the Company maintain a ratio of aggregate indebtedness to net capital, as defined, not to exceed 1500%. In addition, net capital, as defined, shall not be less than $5,000. At December 31, 2017, net capital was $1,283,627 and required net capital was $5,000. The ratio of aggregate indebtedness to net capital was 1%.

NOTE 5 - PROFIT-SHARING PLAN

The Company sponsors a profit-sharing plan that covers substantially all of its employees with 1,000 hours or more of service during the plan year. The profit-sharing plan contributions and expense for the year ended December 31, 2017 was $60,000.

NOTE 6 - SUBSEQUENT EVENT

Subsequent to December 31, 2017, the Company distributed $643,000 to the sole member.

SUPPLEMENTARY INFORMATION

NOTE: The Company is exempt from the provisions of SEC Rule 15c3-3 pursuant to subparagraph k(2)(i) of that rule. Therefore the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 and the Information Relating to the Possession or Control Requirements under Rule 15c3-3 have not been provided.

PWMCO, LLC

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

DECEMBER 31, 2017

COMPUTATION OF NET CAPITAL	
Total member's capital	$ 1,313,985
Deduct - Nonallowable assets and other deductions	(30,358)
NET CAPITAL	$ 1,283,627
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital requirement (6 2/3% of total aggregate indebtedness)	$ 1,222
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 5,000
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities	$ 18,328
Ratio of Aggregate Indebtedness to Net Capital	1%

NOTE: There are no material differences between the computations above and the computations included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

See accompanying Report of Independent Registered Public Accounting Firm.

DeMarco
Sciaccotta
Wilkens &
Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
PWMCO, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) PWMCO, LLC identified the following provisions of 17 C.F.R. section 15c3-3(k) under which PWMCO, LLC claims an exemption from 17 C.F.R. section 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) PWMCO, LLC stated that PWMCO, LLC met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2017 without exception. PWMCO, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about PWMCO, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
February 13, 2018

PWMCO, LLC
One South Wacker Drive
Suite 2920
Chicago, IL 60606

(312) 341-9727
Fax (312) 341-9737

EXEMPTION REPORT
SEC Rule 17a-5(d) (4)

February 13, 2018

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d) (4):

- PWMCO, LLC is a broker/dealer registered with the SEC and FINRA.
- PWMCO, LLC claimed an exemption under paragraph (k) (2) (i) of Rule 15c3-3 for the year ended December 31, 2017.
- PWMCO, LLC is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(i) of the rule, of which, the identity of the specific conditions are as follows:
    - The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers".
- PWMCO, LLC has met the identified exemption provisions in paragraph (k) (2) (i) of Rule 15c3-3 for the year ended December 31, 2017 without exception.
- PWMCO, LLC has not recorded any exceptions to the exemption provision in paragraph (k) (2) (i) of Rule 15c3-3 for the year ended December 31, 2017.

The above statements are true and correct to the best of my and the Firm's knowledge.

Signature: [signature]

Name and Title: Benjamin Wilson - President

Investment Services

PWMCO, LLC

FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
PURSUANT TO RULE 17a-5

DECEMBER 31, 2017